Exhibit 10.22

AMENDED AND RESTATED REVOLVING LINE OF CREDIT LOAN AGREEMENT

This Amended and Restated Revolving Line of Credit Loan Agreement is made as of September 28, 2007, by and among Integral Systems, Inc., a Maryland corporation (“Integral”), SAT Corporation, a California corporation (“SAT”), Newpoint Technologies, Inc., a Delaware corporation (“NTI”), Real Time Logic, Inc., a Colorado corporation (“RTL”), and Lumistar, Inc., a Maryland corporation (“Lumistar”, and together with Integral, SAT, NTI and RTL and any other Person that becomes a “Borrower” pursuant to the terms hereof, collectively and individually, and jointly and severally, the “Borrower”), having an address at 5000 Philadelphia Way, Suite A, Lanham, Maryland 20706, and Bank of America, N.A. (the “Lender”).

WITNESSETH:

WHEREAS, Integral, SAT, NTI, RTL, Lumistar and Lender entered into that certain Amended and Restated Revolving Line of Credit Loan Agreement and Security Agreement dated as of April 30, 2007 (the “Existing Loan Agreement”); and

WHEREAS, the parties hereto desire to amend and restate the Existing Loan Agreement as set forth herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties hereto, Borrower and Lender hereby agree as follows:

AGREEMENTS

ARTICLE 1. DEFINITIONS.

1.1 Defined Terms. Capitalized terms used herein and not otherwise defined herein shall have the following meanings:

“Advance” means an advance of funds under the Revolving Loan.

“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of a Person, whether through ownership of common stock, by contract, or otherwise.

“Agreement” means this Amended and Restated Revolving Line of Credit Loan Agreement, as the same may be amended, modified or supplemented from time to time.

“Borrowing Date” means the date on which an Advance is made.

“Business Day(s)” means any day that is not a Saturday, Sunday or banking holiday in the Commonwealth of Virginia.

“Capital Lease” means any lease which has been or should be capitalized on the books of the lessee in accordance with GAAP.

“Cash Flow” means, with respect to any period, the net income of Integral and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, for such period (a) less income or plus losses from discontinued operations and extraordinary items, (b) plus depreciation and amortization, (c) plus rent expense, (d) plus interest expense, (e) plus loss on disposal of assets in the ordinary course of business, (f) plus non-cash stock option compensation cost, (g) minus dividends, withdrawals and other distributions (but excluding the share repurchase of 1,850,000 shares of common stock of Integral consummated in September 2007), and (h) minus any unfinanced capital expenditures for such period.

“Change in Law” means (a) the adoption or effectiveness of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after or in effect after the date of this Agreement, or (c) compliance by Lender with any request, guideline or directive which has the force of law, of any Governmental Authority made, issued or becoming effective after the date of this Agreement.

“Closing Date” means the date hereof.

“Code” means the Internal Revenue Code of the United States, as amended.

“Customer” means any governmental entity (federal, state, county, municipal or otherwise) or business entity (corporation, association, partnership, limited liability company or partnership, sole proprietorship or otherwise) or individual(s) to which Borrower provides goods or services for compensation; however, certain individual agencies of the United States Government and certain branches of certain major corporations, as determined by the Lender in its sole discretion, shall be treated as Customers in their own right, separate and distinct from other such agencies or branches and from the United States Government or the corporation of which they are a part.

“Debt” means (a) indebtedness or liability for borrowed money or for the deferred purchase price of property or services; (b) obligations as a lessee under a Capital Lease; (c) obligations to reimburse the issuer of letters of credit or acceptances; (d) all guaranties, endorsements (other than for collection or deposit in the ordinary course of business), and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any Person, or otherwise to assure a creditor against loss; and (e) obligations secured by any Encumbrance on property owned by Integral or any of its Subsidiaries.

“Domestic Subsidiary” shall mean any Subsidiary that is incorporated or organized under the laws of any state in the United States.

“EBITDA” means, with respect to any period, the net income of Integral and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, (a) less income or plus losses for such period from discontinued operations and extraordinary items, (b) plus income taxes for such period, (c) plus interest expense for such period, and (d) plus depreciation, depletion, amortization and other non-cash charges for such period.

“Encumbrance” means any mortgage, pledge, deed of trust, assignment, security interest, hypothecation, lien or charge of any kind (including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction).

“Environmental Laws” mean all laws relating to Hazardous Wastes, Toxic Substances or materials that might be emitted, released or discharged into the environment or other laws or regulations protecting the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto, as interpreted by the rules and regulations thereunder, all as the same may be in effect from time to time. References to sections of ERISA shall be construed also to refer to any successor sections.

“ERISA Affiliate” means an entity, whether or not incorporated, which is under common control with Borrower or any of its Subsidiaries within the meaning of Section 4001(a)(14) of ERISA, or is a member of a group which includes Borrower or any of its Subsidiaries and which is treated as a single employer under Sections 414(b), (c), (m), or (o) of the Code.

“Event of Default” shall have the meaning set forth in Section 9.1 of this Agreement.

“Excluded Taxes” means, with respect to Lender or any other recipient of any payment to be made by or on account of any obligation of Borrower under any Loan Document (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of Lender, in which its applicable lending office is located, and (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which the Borrower is located.

“Fixed Charge Coverage Ratio” means, with respect to any period and determined on a consolidated basis in accordance with GAAP with respect to Integral and its Subsidiaries, the ratio of (a) Cash Flow for such period, to (b) the sum of (i) the current portion of long term debt of Integral or any of its Subsidiaries for such period, (ii) the current portion of Capital Leases of Integral or any of its Subsidiaries for such period, (iii) interest expense of Integral or any of its Subsidiaries for such period, and (iv) rent expense of Integral or any of its Subsidiaries for such period.

“Funded Debt” means, with respect to any period and determined on a consolidated basis in accordance with GAAP with respect to Integral and its Subsidiaries, the sum of all obligations and indebtedness for borrowed money and all interest bearing obligations (including subordinated debt, if any, and current and long term indebtedness) for such period.

“GAAP” means generally accepted accounting principles consistently applied.

“Governance Documents” means the Articles or Certificate of Incorporation, Articles of Organization, Bylaws, Operating Agreement or other similar documents or agreements relating to Borrower’s corporate governance.

“Government” means the government of the United States of America including the departments and agencies of the United States, but does not include the government of any state or the District of Columbia or any departments or agencies of any state or of the District of Columbia.

“Government Contracts” means all contracts of the Borrower or any of its Subsidiaries with the Government, including all renewals, extensions, modifications, change orders and amendments thereof and thereto.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Hazardous Wastes” mean all waste materials subject to regulation under the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., or applicable state law and any other applicable federal, state or local laws and their regulations now in force or hereafter enacted relating to hazardous wastes.

“Indemnified Taxes” shall mean Taxes other than Excluded Taxes.

“Intellectual Property” shall mean all patents, licenses, trade names, trademarks, copyrights, inventions, service marks, trademark registrations, service mark registrations and copyright registrations, whether domestic or foreign and applications for any of the foregoing, and all proprietary technology, know-how, trade secrets or other intellectual property rights owned or used by Borrower or any of its Subsidiaries in the operation of their respective businesses.

“Letter of Credit” shall mean a letter of credit issued by the Lender for the account of Borrower under this Agreement.

“Letter of Credit Fee” shall have the meaning set forth in Section 2.1(f)(3) of this Agreement.

“Loan” shall mean the Revolving Loan.

“Loan Documents” mean this Agreement, the Revolving Note, and any other agreement, document or instrument to which the Borrower or any Subsidiary of Borrower is a party that evidences, secures, guarantees or provides for obligations to Lender with respect to the Revolving Loan or is otherwise delivered to Lender in connection with this Agreement or the transactions contemplated hereby.

“LOC Obligations” means, at any time, the sum of (i) the maximum amount which is, or at any time thereafter may become, available to be drawn under Letters of Credit then outstanding, assuming compliance with all requirements for drawings referred to in such Letters of Credit; plus (ii) the aggregate amount of all drawings under Letters of Credit honored by Lender but not reimbursed.

“Material Adverse Change” means a material adverse change in the business, assets, liabilities (actual or contingent), operations or condition (financial or otherwise) of Integral and its Subsidiaries taken as a whole.

“Material Adverse Effect” means a material adverse effect on the business, operations, property or condition (financial or otherwise) of Integral and its Subsidiaries taken as a whole.

“Maturity Date” shall have the meaning set forth in the Revolving Note.

“Maximum Revolving Commitment Amount” means Twenty Five Million and No/100 Dollars ($25,000,000.00), or such lesser amount that the Borrower may request as hereinafter provided.

“Multiemployer Plan” means a Plan which is a multiemployer plan as defined in Sections 3(37) or 4001(a)(3) of ERISA.

“Multiple Employer Plan” means a Plan to which Integral or any of its Subsidiaries or any ERISA Affiliate and at least one employer other than Integral or any of its Subsidiaries or any ERISA Affiliate are contributing sponsors.

“Other Taxes” means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made under this Agreement or any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

“Operating Account” means a demand deposit account to be established by Integral with the Lender for Integral’s use in connection with its business operations and with the Revolving Loan.

“PBGC” means the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA and any successor thereto.

“Permitted Indebtedness” shall have the meaning set forth in Section 7.1 of this Agreement.

“Permitted Liens” shall have the meaning set forth in Section 7.2 of this Agreement.

“Person” means any individual, partnership, association, trust, corporation, limited liability company or partnership, or other entity.

“Plan” means any employee benefit plan (as defined in Section 3(3) of ERISA) which is covered by ERISA and with respect to which Integral or any of its Subsidiaries or any ERISA Affiliate is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an “employer” within the meaning of Section 3(5) of ERISA.

“Projections” shall have the meaning ascribed thereto in Section 6.11(c) hereto.

“Purchase Money Obligations” means, with respect to any Person, any obligation of such Person (other than Capital Lease obligations of such Person) incurred or assumed in the ordinary course of business of such Person, consistent with past practices, in connection with the purchase of property or assets to be used in the business of such Person.

“Reportable Event” means a “reportable event” as defined in Section 4043 of ERISA with respect to which the notice requirements to the PBGC have not been waived.

“Revolving Loan” means the revolving loan facility made available by Lender to Borrower pursuant to this Agreement in the maximum principal amount of Twenty Five Million and No/100 Dollars ($25,000,000.00) and evidenced by the Revolving Note.

“Revolving Note” means that certain Amended and Restated Revolving Note, dated as of the date hereof, in the original principal amount of Twenty Five Million and No/100 Dollars ($25,000,000.00), executed by the Borrower, jointly and severally, and payable to the order of the Lender, and evidencing Borrower’s obligation to repay the Revolving Loan, as such Amended and Restated Revolving Note may be amended from time to time.

“SEC” means the Securities and Exchange Commission.

“Single Employer Plan” means any Plan which is covered by Title IV of ERISA, but which is not a Multiemployer Plan.

“Subsidiary” means any corporation or other entity of which at least fifty percent (50%) of the voting stock or other ownership interest is owned by Borrower directly or indirectly through one or more Subsidiaries. If Borrower has no Subsidiaries, the provisions of this Agreement relating to the Subsidiaries of Borrower shall be disregarded, without affecting the applicability of such provisions to Borrower alone.

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority.

“Termination Event” means (i) with respect to any Plan, the occurrence of a Reportable Event or the substantial cessation of operations (within the meaning of Section 4062(e) of ERISA); (ii) the withdrawal of Integral or any of its Subsidiaries or any ERISA Affiliate from a Multiple Employer Plan during a plan year in which it was a substantial employer (as such term is defined in Section 4001(a)(2) of ERISA), or the termination of a Multiple Employer Plan; (iii) the distribution of a notice of intent to terminate or the actual termination of a Plan pursuant to Section 4041(a)(2) or 4041A of ERISA; (iv) the institution of proceedings to terminate or the actual termination of a Plan by the PBGC under Section 4042 of ERISA; (v) any event or condition which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan; or (vi) the complete or partial withdrawal of Integral or any of its Subsidiaries or any ERISA Affiliate from a Multiemployer Plan.

“Toxic Substances” means any materials which have been shown to have significant adverse effects on human health or which are subject to regulation under the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., applicable state law, or any other applicable federal, state or local laws now in force or hereafter enacted relating to toxic substances. “Toxic Substances” includes, but is not limited to, asbestos, polychlorinated biphenyls (PCBs), petroleum products, and lead-based paints.

“Unused Commitment Fee” shall have the meaning set forth in Section 2.1(f)(2) of this Agreement.

“Unused Commitment Fee Interest Rate” shall have the meaning set forth in Section 2.1(f)(2) of this Agreement.

1.2 Accounting Terms. Accounting terms used in this Agreement but not defined herein shall have the meanings given to them under GAAP.

1.3 Use of Defined Terms. All terms defined in this Agreement shall have the same defined meanings when used in any certificate, report or other document made or delivered in connection with this Agreement, unless otherwise set forth therein.

ARTICLE 2. THE LOAN.

2.1 Revolving Line of Credit. The Lender agrees to extend the Revolving Loan to Borrower, jointly and severally, subject to the terms and conditions of this Agreement and the other Loan Documents. To, but not including, the Maturity Date, Borrower may borrow, repay and reborrow Advances in accordance with this Agreement and the other Loan Documents.

(a)	Amount of Credit. If Borrower requests an Advance, Lender shall, subject to the terms and conditions of this Agreement and the other Loan Documents, make such Advance provided that immediately after giving effect to such Advance, the sum of (i) the LOC Obligations, plus (ii) the outstanding principal amount of the Advances, shall not exceed the Maximum Revolving Commitment Amount.

(b)	Procedure for Advances. Integral, on behalf of the Borrower, may request Advances by telephone through its designated employee or employees as hereinafter provided. Each request for an Advance shall be in an amount at least equal to One Hundred Thousand and No/100 Dollars ($100,000.00) or One Thousand Dollar ($1,000.00) increments in excess thereof and received by Lender not later than 1:00 p.m. (Eastern Time) on the date the Advance is to be made and must specify the amount of the Advance. Lender shall deposit the Advance into the Operating Account if Borrower is entitled to the Advance subject to the terms and conditions of this Agreement and the other Loan Documents.

(c)	Repayment of Revolving Loan. Borrower, jointly and severally, promise to repay the Revolving Loan, with interest, at the time and in the manner and in accordance with the terms and provisions of the Revolving Note. Integral authorizes Lender to effect payment of sums due under the Revolving Note by means of debiting the Operating Account. This authorization shall not affect the obligation of Borrower to pay such sums when due, without notice, if there are insufficient funds in the Operating Account to make such payment in full on the due date thereof, or if Lender fails to debit the Operating Account.

(d)	Letter of Credit Subfacility. Lender shall issue Letters of Credit for the account of Borrower from time to time upon request from the Closing Date to, but not including, the Maturity Date, subject to the following terms and conditions:

(1) the aggregate amount of LOC Obligations shall at no time exceed Ten Million and 00/100 Dollars ($10,000,000.00);

(2) any request for a Letter of Credit to be issued must be delivered and received by Lender not later than five (5) Business Days prior to the date that Borrower wishes to have the Letter of Credit issued;

(3) no Letter of Credit shall have an original expiration date more than one year from the date of issuance or extending beyond the Maturity Date. If Borrower so requests in any request for a Letter of Credit, the Lender may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto-Extension Letter of Credit must permit the Lender to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than one Business Day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued; provided, however, that the Lender shall not permit any such extension if the Lender has determined that it would have no obligation at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof;

(4) the form of each Letter of Credit must be satisfactory to the Lender, in its sole and absolute discretion. At Lender’s option, Letters of Credit shall be subject to The Uniform Customs and Practice for Documentary Credits, as published as of the date of issue by the International Chamber of Commerce (Publication No. 500 or the most recent publication, the “UCP”);

(5) issuance of the Letter of Credit shall not cause the sum of (i) the LOC Obligations, plus (ii) the outstanding principal amount of the Advances to exceed the Maximum Revolving Commitment Amount;

(6) Lender shall not be required to issue any Letter of Credit if any circumstance exists that would entitle Lender not to honor a request for an Advance under the Revolving Loan;

(7) Lender shall promptly notify Integral of any drawing under any Letter of Credit, and the Borrower shall immediately reimburse Lender for the amount of the drawing. The Borrower’s obligation to reimburse the Lender for any drawing under a Letter of Credit shall be absolute and unconditional, irrespective of any rights of set-off, counterclaim or defense to payment Borrower may claim or have against the Lender, the beneficiary of the Letter of Credit or any other Person;

(8) unless the Borrower makes reimbursement from another source on the day of the drawing under any Letter of Credit, the Borrower shall be deemed to have requested an Advance under the Revolving Loan in the amount of the drawing, and

(i) Lender, subject to the terms and conditions of this Agreement and the other Loan Documents, shall make such an Advance and apply the proceeds of the Advance to satisfy the Borrower’s obligation to reimburse Lender for the amount drawn on the Letter of Credit; and (ii) such Advance shall be repayable, with interest, in accordance with the terms and provisions of the Revolving Note; and

(9) no Event of Default has occurred and remains uncured, and no event has occurred or circumstance exists which, with the passage of time or the giving of notice or both, would constitute an Event of Default.

(e)	Use of Revolving Loan Proceeds. The proceeds of the Revolving Loan shall be used for working capital purposes, for the issuance of standby letters of credit, and for general corporate purposes and for acquisitions. None of such proceeds will be used, directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of buying or carrying any “margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, as amended.

(f)	Revolving Loan Fees. In addition to interest payable under the Revolving Note, Borrower promises to pay to Lender the following fees in the amounts and on the dates set forth below:

(1)	Borrower shall pay to the Lender on the Closing Date, a commitment fee in the amount of Thirty Seven Thousand Five Hundred and No/100 Dollars ($37,500.00).

(2)	Borrower shall pay to the Lender an unused commitment fee (the “Unused Commitment Fee”) accruing at the applicable per annum rate set forth below calculated on the basis of a 360 day year (the “Unused Commitment Fee Interest Rate”) on the average daily unused portion of the Maximum Revolving Commitment Amount:

Ratio of Funded Debt to EBITDA:	Unused Commitment Fee Interest Rate:
Less than or equal to 1.5 : 1.0	0.20%
Greater than 1.5 : 1.0	0.25%

The Unused Commitment Fee shall be due and payable quarterly in arrears commencing on January 1, 2008 and continuing thereafter on the first day of each April, July, October and January thereafter, with a final payment due and payable on the Maturity Date in an amount equal to the Unused Commitment Fee as of such date.

(3)	Borrower shall pay to the Lender, with respect to each Letter of Credit outstanding hereunder, a quarterly letter of credit fee accruing at the applicable per annum rate set forth below calculated on the basis of a 360 day year (the “Letter of Credit Fee”) on the average daily undrawn face amount of such Letter of Credit:

Ratio of Funded Debt to EBITDA:	Letter of Credit Fee:
Less than or equal to 1.0 : 1.0	1.25%
Greater than 1.0 : 1.0 but less than or equal to 1.5 : 1.0	1.50%
Greater than 1.5 : 1.0 but less than or equal to 2.0 : 1.0	1.75%
Greater than 2.0 : 1.0	2.25%

The Letter of Credit Fee shall be due and payable quarterly in arrears commencing on January 1, 2008 and continuing thereafter on the first day of each April, July, October and January thereafter, with a final payment due and payable on the Maturity Date in an amount equal to the Letter of Credit Fee as of such date.

2.2 Reduction of Maximum Revolving Commitment Amount. No more frequently than once in any three (3) consecutive calendar months, upon at least five (5) Business Days’ prior written notice to Lender, Borrower may reduce the Maximum Revolving Commitment Amount; provided, however, that (a) each such notice shall be irrevocable, (b) each such reduction shall be in an amount at least equal to Five Million and No/100 Dollars ($5,000,000.00) or integral multiples thereof, and (c) immediately after giving effect to each such reduction, the sum of (i) the LOC Obligations, plus (ii) the outstanding principal amount of the Advances, shall not exceed the Maximum Revolving Commitment Amount (after giving effect to such reduction); and provided further that after giving to any such reduction in the Maximum Revolving Commitment Amount, Borrower shall have no right thereafter to increase the Maximum Revolving Commitment Amount.

2.3 Mandatory Payment. If at any time the sum of (i) the LOC Obligations, plus (ii) the outstanding principal amount of the Advances, exceeds the Maximum Revolving Commitment Amount in effect at such time, Borrower shall, within one (1) Business Day of Lender’s demand therefor, remit to Lender in immediately available funds an amount at least equal to such excess together with accrued and unpaid interest thereon to the date of such payment.

2.4 Increased Costs.

(a)	If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets or deposits with or for the account of, or credit extended by, any Lender; or

(ii) impose on Lender or the London interbank market any other condition affecting this Agreement or Advances made by Lender;

and the result of any of the foregoing shall be to increase the cost to Lender of making or maintaining any Advance (or of maintaining its obligation to make an Advance) or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise with respect to an Advance), then the Borrower shall pay to Lender, such additional amount or amounts as will compensate Lender, for such additional costs actually incurred or reduction actually suffered.

(b) If Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on Lender’s capital or on the capital of Lender’s holding company, if any, as a consequence of this Agreement or the Advances made by Lender, to a level below that which Lender or Lender’s holding company could have achieved but for such Change in Law (taking into consideration Lender’s policies and the policies of Lender’s holding company with respect to capital adequacy), then from time to time the Borrower shall pay to Lender such additional amount or amounts as will compensate Lender or Lender’s holding company for any such reduction actually suffered.

(c) A certificate of Lender setting forth in reasonable detail the calculation of the amount or amounts necessary to compensate such Lender or its holding company, as specified in paragraph (a) or (b) of this Section, and accompanied by reasonably available documentation in support of such calculation, shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay Lender, as the case may be, the amount shown as due on any such certificate within ten (10) Business Days after receipt thereof.

(d) Failure or delay on the part of Lender to demand compensation pursuant to this Section shall not constitute a waiver of Lender’s right to demand such compensation; provided that notwithstanding anything to the contrary in this Section, Borrower shall not be required to compensate Lender pursuant to this Section for any amounts incurred more than six months prior to the date that Lender notifies Borrower of Lender’s intention to claim compensation therefor; and provided further that, if the circumstances giving rise to such claim have a retroactive effect, then such six-month period shall be extended to include the period of such retroactive effect.

2.5 Taxes.

(a) Any and all payments by or on account of any obligation of the Borrower under any Loan Document shall be made free and clear of and without deduction or withholding for or on account of any Indemnified Taxes or Other Taxes; provided that if the Borrowers shall be required to deduct any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions or withholdings, as applicable (including deductions or withholdings applicable to additional sums payable under this Section) the Administrative Agent and each Lender receives an amount equal to the sum it would have received had no such deductions or withholdings, as applicable, been made, (ii) the Borrowers shall make such deductions or withholdings, as applicable, and (iii) the Borrowers shall pay the full amount deducted (or withheld) to the relevant Governmental Authority in accordance with applicable law.

(b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c) The Borrower shall indemnify the Lender within ten (10) Business Days after receipt of written demand therefor (which demand shall be accompanied by any reasonably available documentation to support the calculation any Indemnified Taxes), for the full amount of any Indemnified Taxes or Other Taxes paid by the Lender on or with respect to any payment by or on account of any obligation of the Borrower under this Agreement or any other Loan Document (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by Lender shall be conclusive absent manifest error

(d) As soon as reasonably practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

(e) If Lender determines, in its sole discretion, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by Borrower or with respect to which Borrower has paid additional amounts pursuant to this Section 2.5, Lender shall pay over such refund to Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.5 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that Borrower, upon the request of Lender, agrees to repay the amount paid over to Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to Lender in the event Lender is required to repay such refund to such Governmental Authority. This clause (e) shall not be construed to require Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to Borrower or any other Person.

ARTICLE 3. CONDITIONS PRECEDENT TO LOAN.

3.1 Conditions Precedent to Initial Advance. The obligation of the Lender to make the initial Advance under the Revolving Loan or to issue a Letter of Credit is subject to the satisfaction (determined by Lender in its sole and absolute discretion) of the following conditions on or before the Closing Date:

(a) Representations and Warranties; Compliance. All representations and warranties made by Borrower in or in connection with this Agreement or any of the other Loan Documents or otherwise made in writing in connection with this Agreement shall be true and correct on the Closing Date, and Borrower shall have performed all of the promises or undertakings under this Agreement and the other Loan Documents and satisfied all of the conditions of this Agreement and the other Loan Documents that Borrower is required to perform or to satisfy as of the Closing Date.

(b) Documents Concerning the Borrower. Borrower shall have delivered to the Lender copies of all documents with respect to Borrower reasonably requested by the Lender, including a complete, correct and current copy of Borrower’s Governance Documents certified by the Secretary of State (or other appropriate entity) of Borrower’s state of organization; a complete, correct and current copy of its Bylaws or Operating Agreement, as the case may be, certified by Borrower’s corporate secretary, managers or members, as the case may be; a complete, correct and current copy of all resolutions of Borrower’s Board of Directors or managers and members, as the case may be, authorizing the execution, delivery and performance by Borrower of this Agreement and of the other Loan Documents, certified by Borrower’s corporate secretary, managers or members, as the case may be; and appropriate certificates of incumbency for those officers, managers or members, as the case may be, of Borrower executing this Agreement or any of the other Loan Documents, certified by Borrower’s corporate secretary, managers or members, as the case may be. In addition, the following documents and materials shall have been delivered to the Lender, and shall be satisfactory in form and substance to the Lender, in its sole and absolute discretion:

(1) Financial projections of income statement, prepared in accordance with Borrower’s standard procedures and on a consolidated basis for Integral and its Subsidiaries, for each of the fiscal years ending September 30, 2007, September 30, 2008 and September 30, 2009; and

(2) Such additional information, instruments, opinions, documents, certificates and reports relating to Borrower as the Lender may deem necessary in Lender’s sole and absolute discretion.

(c) Executed Loan Documents. Borrower shall deliver to the Lender, fully executed: this Agreement and the Revolving Note.

(d) Operating Account. Integral shall have established the Operating Account with the Lender.

(e) Material Adverse Change. No Material Adverse Change has occurred since June 30, 2007 (it being agreed that the share repurchase of 1,850,000 shares of common stock of Integral consummated in September 2007 shall not be deemed to be a Material Adverse Change).

(f) RT Logic. Evidence satisfactory to Lender, in its sole and absolute discretion, that RT Logic Tract TT2, a Colorado limited liability company and a wholly owned Subsidiary of RTL, has been dissolved.

(g) No Default. No Event of Default shall have occurred and be continuing, and no event shall have occurred or circumstance exist which, with the passage of time or the giving of notice or both, would constitute an Event of Default.

(h) Commitment Fee. Borrower shall have paid the commitment fee required pursuant to Section 2.1(f)(1) of this Agreement.

(i) Opinions. Opinions of Gibson, Dunn & Crutcher LLP and Ballard Spahr Andrews & Ingersoll, LLP, outside counsel to Borrower, satisfactory in form and substance to the Lender, in its sole and absolute discretion.

3.2 Future Advances. The obligation of the Lender to make any Advance under the Revolving Loan or to issue a Letter of Credit subsequent to the Closing Date is further conditional on:

(a) the representations and warranties made by Borrower in this Agreement or any of the other Loan Documents or otherwise made in writing in connection with this Agreement that are expressly qualified by a “materiality” standard shall be true and correct in all respects as of the date of the submitted request for an Advance or a Letter of Credit and as of the date on which such Advance is made or such Letter of Credit is issued, and all of the representations and warranties of the Borrower made by Borrower in this Agreement or any of the other Loan Documents or otherwise made in writing in connection with this Agreement and not expressly qualified by a “materiality” standard shall be true and correct in all material respects on and as of the date of the submitted request for an Advance or a Letter of Credit and as of the date on which such Advance is made or such Letter of Credit is issued; provided that any such representations and warranties that by their express terms are made as of a specific date shall be true and correct as of such specific date only; and

(b) no Event of Default shall have occurred and be continuing, and no event shall have occurred or circumstance exist which, with the passage of time or the giving of notice or both, would constitute an Event of Default.

3.3 Lender’s Right To Rely On Communications. Borrower shall provide the Lender with written notice designating employees or agents of Borrower who are authorized to communicate with Lender on Borrower’s behalf regarding Advances and other matters pertaining to this Agreement and the other Loan Documents. Until further notice, Borrower designates the Chief Financial Officer, Chief Executive Officer, Treasurer and Comptroller of Integral, or any one of them, as individuals authorized to communicate with the Lender. Borrower authorizes the Lender to accept, rely upon, act upon and comply with, any verbal or written instructions, requests, confirmations and orders of any employee or agent so designated by Borrower. Borrower acknowledges that the transmission between Borrower and the Lender of any such instructions, requests, confirmations and orders involves the possibility of errors, omissions, mistakes and discrepancies and agrees to adopt such internal measures and operational procedures as Borrower deems necessary to protect its interests. Borrower hereby assumes all risk of loss arising out of: (i) the Lender’s acceptance, reliance on, compliance with or observation of any such instructions, requests, confirmations or orders; and (ii) any such errors, omissions, mistakes and discrepancies, except those caused by the Lender’s gross negligence or willful misconduct. Borrower, jointly and severally, agree to indemnify Lender and to hold Lender harmless for and from all claims, demands, suits, actions, judgments, decrees, losses or damages, including reasonable attorneys’ fees, costs and expenses, that Lender may incur as a result of the foregoing events or occurrences for which Borrower has assumed the risk of loss. The foregoing indemnification obligations shall survive the payment of the Revolving Loan and the termination of this Agreement but shall not extend to any suit, proceeding or action arising out of the Lender’s gross negligence or willful misconduct.

ARTICLE 4. Intentionally Omitted

ARTICLE 5. BORROWER’S REPRESENTATIONS AND WARRANTIES.

To induce the Lender to enter into this Agreement and to extend the Revolving Loan to Borrower and to issue Letters of Credit, Borrower, jointly and severally, makes the following representations and warranties to the Lender:

5.1 Corporate Authority; Subsidiaries. Borrower and each of its Subsidiaries (i) is a corporation or limited liability company duly organized, validly existing, and in good standing under the laws of its State of organization, (ii) is qualified to do business as a foreign corporation and is in good standing in all jurisdictions where its activities or ownership of property require such qualification, except for any such failure to be so qualified which may reasonably be expected to result in a Material Adverse Change, and (iii) has the full and unrestricted power and authority, corporate and otherwise, to own, operate and lease its properties, to carry on its business as currently conducted, to execute and deliver and perform the Loan Documents to which it is a party, to incur the obligations provided for herein and therein, and to perform the transactions contemplated hereby and thereby, all of which have been duly and validly authorized by all proper and necessary action (all of which actions are in full force and effect). Except as set forth in Schedule 4.1 hereof, Borrower has no Subsidiaries.

5.2 Approvals. Borrower has provided Lender with a true and accurate certificate of the resolutions adopted by its governing body authorizing the loan transactions contemplated by this Agreement. No further approval, consent, notice to or other action by any other Person (including, without limitation, the stockholders or other equity holders of Borrower or any of its Subsidiaries or any Governmental Authority) is or will be necessary to permit the valid execution, delivery or performance by Borrower of this Agreement or any of the other Loan Documents.

5.3 Binding Effect, No Violations. Each of the Loan Documents, upon its execution and delivery, will constitute a legal, valid and binding obligation of Borrower and its Subsidiaries party thereto, enforceable against Borrower and its Subsidiaries in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law). The execution, delivery and performance of the Loan Documents will not (i) violate, conflict with or constitute a default (with due notice, lapse of time or both) under any law, regulation, order or any other requirement of any court, tribunal, arbitrator or other Governmental Authority, any terms of the Governance Documents of Borrower or any of its Subsidiaries, or any contract, agreement or other arrangement binding upon or affecting Borrower or any of its Subsidiaries or any of their respective properties, or (ii) result in the creation, imposition or acceleration of any indebtedness or any Encumbrance of any nature upon, or with respect to, Borrower or any of its Subsidiaries or any of their respective properties.

5.4 Litigation. Without limiting Borrower’s representation and warranty in Section 5.21 hereof, except as previously disclosed to the Lender in writing or in filings made by Borrower with the SEC, there is no judgment, order, claim, litigation, proceeding or investigation pending or, to the knowledge of Borrower, threatened against or affecting Borrower or any of its Subsidiaries, their respective properties or business or this Agreement or any of the other Loan Documents or any of the transactions contemplated hereby or thereby before or by any court, tribunal, arbitrator or other Governmental Authority involving an aggregate amount in dispute in excess of Two Million Dollars ($2,000,000.00).

5.5 Title to and Condition of Assets. Borrower and each of its Subsidiaries has good, valid and marketable title to all of its properties and assets (whether real or personal) free and clear of all Encumbrances other than Permitted Liens. All personal property of Borrower or any of its Subsidiaries which is necessary for Borrower’s or its Subsidiary’s operations is in good operating condition and repair, normal wear and tear excepted, and is suitable and adequate for the uses for which it is being used.

5.6 Loan Application. The statements (other than projections) made and the documents delivered by Borrower or any of its Subsidiaries to the Lender (including, without limitation, any financial statements) in connection with its application for the Revolving Loan, when taken as a whole, are true, correct and complete in all material respects, omit no material facts, are not misleading, and present fairly the condition (financial or otherwise) of Borrower and its Subsidiaries. The projections contained in the materials referenced above are based upon reasonable estimates and assumptions, all of which are reasonable in light of the conditions which existed at the time the projections were made, and reflect the good faith estimate of the Borrower of the results of operations and other information projected therein, provided that no representation is made that the assumptions will prove to be correct.

5.7 No Change. No Material Adverse Change has occurred since June 30, 2007.

5.8 Taxes. Borrower and each of its Subsidiaries has timely filed all tax returns and other material reports required by any Governmental Authority to be filed by Borrower and its Subsidiaries, and such returns and reports are, after due inquiry, reasonably believed to be true and correct at the time of filing thereof. Borrower and each of its Subsidiaries has paid all taxes, assessments and other government charges imposed upon it or its income, profits or properties, or upon any part thereof, other than those presently payable without penalty or interest (or as are being contested in good faith by appropriate proceedings and with respect to which adequate reserves are being maintained), and Borrower and each of its Subsidiaries has timely filed all claims for refunds to which it is entitled. The amounts reserved as a liability for income and other taxes payable in the most recent financial statements of Borrower and its Subsidiaries provided to the Lender are sufficient for the payment of all unpaid federal, state, county and local income, excise, property and other taxes, whether or not disputed, of Borrower and its Subsidiaries accrued for or applicable to the period and on the dates of such financial statements and all years and periods prior thereto, and for which Borrower or any of its Subsidiaries may be liable in its own right or as a transferee of the assets of, or as successor to, any other Person.

5.9 No Event of Default. As of the date on which this representation and warranty is made (or remade), no Event of Default, and no event which with notice, lapse of time or both would constitute an Event of Default, has occurred and is continuing.

5.10 Compliance with Laws, Governance Documents and Agreements. Without limiting the provisions of Section 5.3, Borrower and each of its Subsidiaries has complied and is in full compliance with (a) each agreement binding upon or affecting Borrower, its Subsidiaries or any of their respective properties except to the extent the failure to comply with such agreements would not have a Material Adverse Effect, (b) all applicable laws, ordinances, rules, regulations, judgments, orders, writs, injunctions, decrees, rules, awards and other requirements of each Governmental Authority, court, tribunal, commission, board, bureau, arbitration panel or arbitrator except to the extent the failure to comply therewith would not have a Material Adverse Effect, and (c) all terms and conditions of its Governance Documents. Neither Borrower nor any of its Subsidiaries is in default with respect to any Debt, except as would not constitute an Event of Default under Section 9.1(k) hereof. Without limiting the generality of the foregoing, Borrower represents to Lender that: (1) Borrower has previously disclosed to Lender in writing all activities of Borrower and its Subsidiaries that involve the use, manufacturing, storage, disposal, emission, discharge, generation or transportation of Hazardous Wastes, Toxic Substances or other materials regulated by Environmental Laws; (2) Borrower and its Subsidiaries have complied and are in full compliance with all Environmental Laws; (3) Borrower and its Subsidiaries maintain in full force and effect all permits required by Environmental Laws; and (4) there exists no pending or threatened litigation, order, ruling, notice or investigation regarding the use, manufacturing, storage, disposal, emission, discharge generation or transportation of Hazardous Wastes or Toxic Substances by Borrower or any of its Subsidiaries or regarding any violation or alleged violation of any Environmental Laws.

5.11 Licenses and Contracts. All franchises, licenses, trademarks, trade names, copyrights, patents, permits, certificates, consents, approvals, authorizations, agreements and contracts necessary to operate the business of Borrower and its Subsidiaries and to own or lease their respective property (collectively, “Permits”) have been obtained and are in effect and Borrower and its Subsidiaries are in compliance therewith and the Permits are free from challenge, except, in each case, to the extent the failure to do so would not have a Material Adverse Effect. Borrower has no knowledge, and neither Borrower nor any of its Subsidiaries has received any notice to the effect, that any product manufactured or for sale by Borrower or any of its Subsidiaries, or any service it renders, or any process, method, know-how, trade secret, part or material it employs in the manufacture of any product it makes or sells or any service it renders, or the marketing or use by it or another of any such product or service, may infringe any trademark, trade name, copyright, patent, trade secret or legally protected right of any other Person, except for any such infringements, individually or in the aggregate, that would not have a Material Adverse Effect.

5.12 Intellectual Property. Borrower and each of its Subsidiaries (a) owns all right, title and interest in and to all Intellectual Property used in and material to the operation of its business, and (b) with respect to any Intellectual Property used in and material to the operation of its business that is not owned by Borrower or such Subsidiary, possesses adequate licenses or other legally enforceable rights to use the same except to the extent the failure to possess the same would not have a Material Adverse Effect. Neither Borrower nor any of its Subsidiaries has reason to believe that any valid basis exists upon which a claim adversely affecting any such Intellectual Property may be asserted against Borrower or its Subsidiaries. To the best knowledge of the Borrower, no Person is infringing upon the Intellectual Property used by Borrower or any of its Subsidiaries material to the operation of their respective businesses. Borrower and each of its Subsidiaries has taken appropriate steps to protect the secrecy, confidentiality and value of their respective rights in and to such Intellectual Property and to prevent others from using such Intellectual Property without consent.

5.13 Disclosure. No representation or warranty of Borrower or any of its Subsidiaries contained in this Agreement or any of the Loan Documents and no written statement of fact furnished or to be furnished by Borrower or any of its Subsidiaries to the Lender pursuant to this Agreement or any of the Loan Documents, when viewed together, contains or will contain any untrue statement of a fact material to the condition (financial or otherwise) of Borrower and its Subsidiaries, or omits or will omit to state any material fact necessary in order to make the statements contained herein or therein, or furnished herewith or therewith, not misleading.

5.14 Margin Securities. Neither Borrower nor any of its Subsidiaries is engaged in the business of extending credit for the purpose of purchasing or carrying any “margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, as amended.

5.15 Intentionally Omitted.

5.16 ERISA. Borrower and each of its Subsidiaries is in compliance with its obligations under ERISA. Without limiting the generality of the foregoing:

(a) During the five-year period prior to the date on which this representation is made or deemed made; (i) no Termination Event has occurred, and, to the best of Borrower’s knowledge, no event or condition has occurred or exists as a result of which any Termination Event could reasonably be expected to occur, with respect to any Plan; (ii) no “accumulated funding deficiency,” as such term is defined in Section 302 of ERISA and Section 412 of the Code, whether or not waived, has occurred with respect to any Plan; (iii) each Plan has been maintained, operated and funded in compliance with its own terms and in material compliance with the provisions of ERISA, the Code, and any other applicable federal or state laws; and (iv) no lien in favor of the PBGC or a Plan has arisen or is reasonably likely to arise on account of any Plan.

(b) The actuarial present value of all “benefit liabilities” under each Single Employer Plan (determined within the meaning of Section 401(a)(2) of the Code, utilizing the actuarial assumptions used to fund such Plans), whether or not vested, did not, as of the last annual valuation date prior to the date on which this representation is made or deemed made, exceed the current value of the assets of such Plan allocable to such accrued liabilities.

(c) Neither Borrower nor any of its Subsidiaries nor any ERISA Affiliate has incurred or, to the best of Borrower’s knowledge, are reasonably expected to incur any withdrawal liability under ERISA to any Multiemployer Plan or Multiple Employer Plan. Neither Borrower, any of its Subsidiaries nor any ERISA Affiliate has received any notification that any Multiemployer Plan is in reorganization (within the meaning of Section 4241 of ERISA), is insolvent (within the meaning of Section 4245 of ERISA), or has been terminated (within the meaning of Title IV of ERISA), and no Multiemployer Plan is, to the best knowledge of Borrower, reasonably expected to be in reorganization, insolvent or terminated.

(d) No prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary responsibility has occurred with respect to a Plan which has subjected or may subject Borrower or any of its Subsidiaries or any ERISA Affiliate to any liability under Sections 406, 409, 502(i), or 502(l) of ERISA or Section 4975 of the Code, or under any agreement or other instrument pursuant to which Borrower or any of its Subsidiaries or any ERISA Affiliate has agreed or is required to indemnify any Person against any such liability.

5.17 Intentionally Omitted.

5.18 Intentionally Omitted.

5.19 Investment Company. No Borrower or any of its Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

5.20 Intentionally Omitted.

5.21 No Debarment. Neither Borrower nor any of its Subsidiaries is subject to any pending or threatened debarment proceedings.

5.22 Fiscal Year. The fiscal year of Borrower and each of its Subsidiaries ends on September 30.

5.23 Chief Executive Office. Borrower maintains its chief executive office at the following location, except as may be subsequently notified to Lender in accordance with the terms hereof:

Integral Systems, Inc.

5000 Philadelphia Way

Lanham, Maryland 20706

SAT Corporation

931 Benecia Avenue

Sunnyvale, California 94085

Newpoint Technologies, Inc.

8B Industrial Way

Salem, New Hampshire 03079

Real Time Logic, Inc.

12515 Academy Ridge View

Colorado Springs, Colorado 80921

Lumistar, Inc.

2701 Loker Avenue West #230

Carlsbad, California 92010-6614

ARTICLE 6. BORROWER’S AFFIRMATIVE COVENANTS.

Until all obligations of the Borrower under this Agreement and the other Loan Documents are paid in full and performed, no Letter of Credit is outstanding and Lender has no obligation to make any further Advances or issue any Letters of Credit, Borrower covenants and agrees, jointly and severally, that:

6.1 Payment of Loan. The Borrower shall punctually make the payments on the Loan at the times and places and in the manner specified in the Revolving Note.

6.2 Corporate Existence. Borrower shall, and shall cause each of its Subsidiaries to, preserve, maintain and keep in full force and effect their respective corporate existence and good standing in the jurisdiction of its organization, subject to the ability to consummate mergers, consolidations and transfers of all or substantially all assets with, into, or to, as applicable, another Borrower as permitted pursuant to Section 7.3 or 7.4 hereof, as applicable.

6.3 Corporate Rights and Franchises; Qualification; Orderly Conduct of Business. Borrower shall, and shall cause each of its Subsidiaries to (a) preserve, maintain and keep in full force and effect all of their respective franchises, licenses, permits, certificates, consents, approvals, authorizations, agreements and contracts material to the operation of their respective business, as currently conducted, whether now existing or hereafter granted to or obtained by Borrower or any of its Subsidiaries; (b) qualify and remain qualified as a foreign corporation in each jurisdiction in which such qualification is necessary or desirable in view of their respective activities and ownership of their respective property, except for any such failure to be so qualified which may reasonably be expected to result in a Material Adverse Change; and (c) continue to engage in a business of the same general type as now conducted by it and conduct such business in an orderly, efficient and regular manner substantially consistent with the conduct of its business immediately prior to the date of this Agreement.

6.4 Taxes, Charges and Obligations. Borrower shall, and shall cause each of its Subsidiaries to, pay and discharge all taxes, assessments and governmental charges or levies imposed upon it or upon its income, profits, properties or any part thereof, prior to the date on which penalties attach thereto, as well as all claims which, if unpaid, might become an Encumbrance upon any of its properties, and pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all of its indebtedness and other obligations of whatever nature; however, neither Borrower nor any of its Subsidiaries shall be required to pay any such tax, assessment, charge, levy, claim, indebtedness or obligation so long as (i) the validity thereof is being contested by Borrower or such Subsidiary in good faith and by proper proceedings, and (ii) Borrower or such Subsidiary, as the case may be, sets aside on its books adequate reserves therefor.

6.5 Maintenance of Property. Borrower shall, and shall cause each of its Subsidiaries to, preserve and keep all property necessary for its business in good repair, working order and condition, normal wear and tear excepted, and from time to time make all necessary or desirable repairs, renewals and replacements thereof.

6.6 Insurance. Borrower shall, and shall cause each of its Subsidiaries to, maintain and keep in full force and effect, with financially sound and reputable insurance companies reasonably acceptable to the Lender, insurance in such amounts and covering such risks as is usually carried by similar companies engaged in similar businesses and owning similar properties in the same general areas in which Borrower or such Subsidiary operates but in any event, casualty insurance covering its tangible personal property and real estate for their full replacement value and comprehensive public liability insurance coverage. At least thirty (30) days prior to the expiration date of each and every insurance policy required by this Agreement, Borrower shall, or shall cause its applicable Subsidiary to, obtain and deliver to the Lender a renewal or substitution policy meeting the requirements of this Section.

6.7 Contract Obligations. In the event Borrower or any Subsidiary commits any material default in any material contract to which it is a party, Borrower shall notify the Lender promptly in writing. Borrower shall provide the Lender promptly with copies of any cure notices or stop work notices it or any of its Subsidiaries may receive from the Government on any Government Contract and detail the proposed corrective action.

6.8 Compliance with Laws. Borrower shall, and shall cause each of its Subsidiaries to, comply with all applicable laws, ordinances, rules, regulations and other requirements of any court, tribunal, arbitrator or other Governmental Authority, except to the extent the failure to so comply would not have a Material Adverse Effect. Notwithstanding the foregoing, Borrower shall, and shall cause each of its Subsidiaries to: (1) comply in all respects with all Environmental Laws affecting Borrower or such Subsidiary or their respective property except to the extent the failure to so comply would not reasonably be expected to result in liabilities of Borrower or such Subsidiary in excess of One Million Dollars ($1,000,000.00) in the aggregate; (2) promptly forward to the Lender copies of all orders, notices, permits, applications or other communications and reports finding or alleging that Borrower or such Subsidiary or any of their respective property does not comply with any of the Environmental Laws; (3) promptly provide a proposed response action, or plan with respect to any failure to comply with Environmental Laws; and (4) defend the Lender, indemnify the Lender, and hold the Lender harmless from and against any claims, demands, suits, actions, judgments, decrees, losses or damages, including reasonable attorneys’ fees, costs and expenses, arising out of the failure of Borrower or any of its Subsidiaries or of any of their respective properties to comply with any Environmental Laws. The foregoing indemnification obligations shall survive the payment of the Revolving Loan and the termination of this Agreement but shall not extend to any suit, proceeding or action arising out of the Lender’s gross negligence or willful misconduct.

6.9 Books and Records. Borrower shall, and shall cause each of its Subsidiaries to, keep and maintain at its chief executive offices adequate and proper records and books of account in which complete entries are made in accordance with GAAP, consistently applied, and in accordance with all laws, regulations, orders and other requirements of any court, tribunal, arbitrator or other Governmental Authority, reflecting all financial and other transactions of Borrower and its Subsidiaries normally and customarily included in records and books of account of companies engaged in the same or similar businesses and activities as Borrower and its Subsidiaries.

6.10 Access to Borrower’s Properties, Books and Records. Borrower shall, and shall cause each of its Subsidiaries to, permit the Lender and any agents or representatives thereof to visit and inspect Borrower’s and its Subsidiaries’ respective properties, to examine and make abstracts from any of Borrower’s and its Subsidiaries’ respective books and records at any and all reasonable times and as often as the Lender or such agents or representatives may reasonably desire, upon at least two Business Days’ prior notice, and to discuss the business, operations, properties and condition (financial and otherwise) of Borrower and its Subsidiaries with any of the officers, directors, agents or representatives (including, without limitation, the independent certified public accountants) of Borrower and its Subsidiaries.

6.11 Financial and Other Statements. Borrower shall furnish to the Lender:

(a) Annual Financial Statements. Within ninety (90) days (or such shorter period as may be required by the SEC) after the close of Integral’s fiscal year (i) a consolidated balance sheet and consolidated income statement showing the financial position of Integral and its Subsidiaries as of the close of such fiscal year and the results of their operations during such year, and (ii) a consolidated statement of shareholders’ equity, a profit and loss statement and a consolidated statement of cash flow with respect to Integral and its Subsidiaries, as of the close of such fiscal year, in each case comparing such financial position and results of operations to such financial condition and results of operations for the comparable period during the immediately preceding fiscal year and to the corresponding financial information from the Projections for the applicable period provided under clause (c) below, all the foregoing financial statements to be prepared in accordance with GAAP and audited by Bernstein & Pinchuk or such other independent certified public accountant acceptable to Lender in Lender’s sole and absolute discretion. So long as Integral is a reporting company with the SEC, the posting of such statements on the SEC website shall constitute delivery to the Lender provided that (i) such posting is within the time period set forth herein for delivery of such financial statements to Lender, and (ii) Borrower notifies Lender in writing of such posting within one Business Day following such posting. The financial statements required pursuant to this clause (a) shall fairly present the financial position of Integral and its Subsidiaries at the dates thereof and the results of operations of Integral and its Subsidiaries for the periods then ended and shall have been prepared in conformity with GAAP consistently applied throughout the periods involved.

(b) Quarterly Financial Statements. Within forty five (45) days (or such shorter period as may be required by the SEC) after the end of each of Integral’s fiscal quarters, unaudited consolidated balance sheets of Integral and its Subsidiaries as at the end of such fiscal quarter, together with the related unaudited consolidated statements of income for such fiscal quarter and the portion of Integral’s fiscal year ended at the end of such fiscal quarter and the related consolidated statements of cash flows and consolidated changes in shareholders’ equity for the portion of Integral’s fiscal year ended at the end of such fiscal quarter, setting forth in comparative form the corresponding financial information from the Projections for the applicable period provided under paragraph (c) below and, in comparative form, the corresponding financial information as at the end of, and for, the corresponding fiscal quarter of Integral’s prior fiscal year and the portion of Integral’s prior fiscal year ended at the end of such corresponding fiscal quarter, in each case certified by the chief financial officer of Integral as presenting fairly in all material respects the financial position and results of operations and cash flows of Integral and its Subsidiaries as at the date of, and for the periods covered by, such financial statements, in accordance with GAAP (except for the absence of footnotes), in each case subject to normal year-end audit adjustments. The financial statements required pursuant to this clause (b) shall fairly present the financial position of Integral and its Subsidiaries at the dates thereof and the results of operations of Integral and its Subsidiaries for the periods then ended (subject to changes resulting from audits and year-end adjustments, which in the aggregate are not material) and shall have been prepared in conformity with GAAP consistently applied throughout the periods involved.

(c) Projections. Within sixty (60) days after the close of Integral’s fiscal year , a summary of business plans and financial operation projections for Integral and its Subsidiaries for the current fiscal year (including quarterly balance sheets and statements of income and of cash flow) prepared by management and in form, substance and detail (including, without limitation, principal assumptions provided separately in writing) satisfactory to Lender, in form, substance and detail, as Lender may reasonably require (the “Projections”); provided, however, with respect to the Projections due on November 30, 2007 for Integral’s fiscal year ending on September 30, 2008, such Projections shall not be required to include quarterly balance sheets or statements of cash flow but shall in all other respects meet the requirements of this clause (c).

(d) Reports and Filings. Promptly after the same become publicly available, copies of such registration statements, annual reports filed on Form 10-K, periodic reports filed on Form 10-Q, proxy statements and such other reports and information, if any, as shall be filed by Integral or its Subsidiaries with the SEC pursuant to the requirements of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, to the extent that (i) such other reports or information disclose material information as to the financial or other condition (whether relating to the business, assets or otherwise) of Borrower or any Subsidiary, (ii) such other reports or information disclose information reasonably deemed material to Lender or the transactions contemplated by the Loan Documents, (iii) such other reports or information disclose any event or circumstance that would have or constitutes a Material Adverse Effect or a Material Adverse Change, or (iv) with respect to any amendment to a Governance Document, such other reports or information disclose a modification thereof that affects the business purpose, capitalization, voting rights or control, number of directors, name of the Borrower or any of its Subsidiaries, or other similar material matters. Without limiting the foregoing, as soon as reasonably practicable, copies of all other financial reports, documents and financial information distributed to Integral’s equity holders.

(e) Management Letters. Concurrently with any delivery under clause (a) above, any management letter prepared by the independent public accountants who reported on the financial statements delivered under clause (a) above, with respect to the internal audit and financial controls of the Integral and its Subsidiaries. Without limiting the foregoing, promptly upon receipt thereof, copies of any other reports submitted to Integral or any of its Subsidiaries by independent certified public accountants in connection with examination of the financial statements of Integral or any of its Subsidiaries made by such accountants.

(f) Compliance Certificates. Together with delivery of the financial statements required pursuant to clauses (a) and (b) above, a compliance certificate executed by the chief financial officer of Borrower setting forth (i) the information and computations (in sufficient detail) to establish that Borrower is in compliance with Section 6.13 of this Agreement at the end of the period covered by such financial statements, and (ii) whether, to the knowledge of such chief financial officer, there existed as of the date of such financial statements and whether there exists as of the date of such certificate, any Event of Default or event which, with the passage of time or the giving of notice or both, would constitute an Event of Default and, if so, specifying the nature thereof and the action Borrower is taking and proposes to take with respect thereto.

(g) Backlog Reports. Within forty five (45) days after the end of each of Integral’s fiscal quarters, a contract backlog report and contract revenue summary with respect to Integral and its Subsidiaries substantially in the form attached hereto as Exhibit 6.11(g) and made a part hereof, together with a summary of bids, proposals and other marketing costs.

(h) Additional Reports and Information. With reasonable promptness, such additional information, reports or statements as the Lender may from time to time reasonably request.

6.12 Operating Account. Borrower shall maintain its primary operating account with Lender.

6.13 Financial Covenants. Maintain:

(a)	Funded Debt to EBITDA. A maximum ratio of Funded Debt to EBITDA of 2.5 to 1.0. This ratio shall be calculated as of the last day of each fiscal quarter of Integral and its Subsidiaries for the twelve-month period then ended.

(b)	Fixed Charge Coverage Ratio. A minimum Fixed Charge Coverage Ratio of 1.25 to 1.0. This ratio shall be calculated as of the last day of each fiscal quarter of Integral and its Subsidiaries for the twelve-month period then ended.

6.14 Notice of Litigation, Default and Loss. Promptly, but in any event within two Business Days of the occurrence thereof, Borrower shall give written notice to the Lender of the occurrence of any Event of Default or event which, with notice or lapse of time or both, would constitute an Event of Default. Promptly, but in any event within two Business Days of the occurrence thereof, Borrower also shall give written notice to the Lender of any action, suit or proceeding at law or in equity or by or before any governmental instrumentality or agency (domestic or foreign), commission, board, bureau, arbitrator or arbitration panel which, if adversely determined, could materially impair or affect the right of Borrower or any of its Subsidiaries to carry on its business substantially as conducted on the date hereof or that would have a material adverse effect on the business, operations, property or condition (financial or otherwise) of Integral and its Subsidiaries taken as a whole. Promptly, but in any event within two Business Days of the occurrence thereof, upon becoming aware that the holder of any Debt or Encumbrance has given notice or taken any action with respect to a claimed breach, default or event of default, Borrower shall give Lender written notice specifying the notice given or action taken by such holder and the nature of the claimed breach, default or event of default, and the action being taken or proposed to be taken with respect thereto.

6.15 Additional Borrower. Borrower will promptly inform the Lender of the creation or acquisition of any direct or indirect Domestic Subsidiary and cause each direct or indirect Domestic Subsidiary not in existence on the date hereof to enter into a joinder agreement (in form and substance reasonably satisfactory to Lender) to become a party to this Agreement, the Revolving Note and such other Loan Documents as Lender may require (in Lender’s reasonable discretion). In connection therewith, the Borrower or any applicable Domestic Subsidiary shall provide such resolutions, certificates and opinions of counsel as shall be reasonably requested by the Lender.

6.16 ERISA. Give prompt notice to Lender of any of the following: (i) of any event or condition, including, but not limited to, any Reportable Event, that constitutes, or might reasonably lead to, a Termination Event; (ii) with respect to any Multiemployer Plan, the receipt of notice as prescribed in ERISA or otherwise of any withdrawal liability assessed against Borrower, any of its Subsidiaries or any of its ERISA Affiliates, or of a determination that any Multiemployer Plan is in reorganization or insolvent (both within the meaning of Title IV of ERISA); (iii) the failure to make full payment on or before the due date (including extensions) thereof of all amounts which Borrower or any of its Subsidiaries or ERISA Affiliate is required to contribute to each Plan pursuant to its terms and as required to meet the minimum funding standard set forth in ERISA and the Code with respect thereto; or (iv) any change in the funding status of any Plan that could have a material adverse effect on the business, operations, property or condition (financial or otherwise) of Integral and its Subsidiaries taken as a whole; together, with a description of any such event or condition or a copy of any such notice and a statement by the principal financial officer of Borrower or its Subsidiary briefly setting forth the details regarding such event, condition, or notice, and the action, if any, which has been or is being taken or is proposed to be taken by Borrower or its Subsidiary with respect thereto. Promptly upon request, Borrower shall furnish to Lender such additional information concerning any Plan as may be reasonably requested, including, but not limited to, copies of each annual report/return (Form 5500 series), as well as all schedules and attachments thereto required to file with the Department of Labor or the Internal Revenue Service pursuant to ERISA and the Code, respectively, for each “plan year” (within the meaning of Section 3(39) of ERISA). Such notice shall be given in any event within five (5) Business Days after the occurrence of any event that Borrower is required to report to Lender under this clause.

6.17 Place of Business; Location of Records. Maintain its chief executive office, and the office where its records are kept, at the address of the Borrower set forth in Section 5.23, except as provided in the following sentence. Borrower shall provide Lender with fourteen (14) days’ advance written notice of any change in the location of its chief executive offices or the office where Borrower’s records are kept.

ARTICLE 7. BORROWER’S NEGATIVE COVENANTS.

Until all obligations of Borrower under this Agreement and the other Loan Documents are paid in full and performed, no Letter of Credit is outstanding and Lender has no obligation to make any further Advances or issue any Letters of Credit, Borrower, jointly and severally, covenants and agrees that Borrower shall not, and shall not permit any of its Subsidiaries to, unless the Lender otherwise consents in advance in writing:

7.1 Indebtedness and Contingent Obligations. Incur any additional Debt; provided, however, (a) Borrower may be or become liable for Purchase Money Obligations which in the aggregate do not exceed Five Million and No/100 Dollars ($5,000,000.00); (b) RTL may incur Debt in an aggregate outstanding principal amount not to exceed at any time Twelve Million and No/100 Dollars ($12,000,000.00) solely in connection with the mortgage or sale and leaseback by RTL of RTL’s property located at 12515 Academy Ridge View, Colorado Springs, Colorado 80921; (c) Borrower may incur Debt and other obligations under the Loan Documents; (d) any Borrower may have Debt outstanding to any other Borrower; (e) any Borrower may guarantee or otherwise become liable for the obligations of any other Borrower (to the extent such obligations are permitted under this Agreement) in the ordinary course of business; and (f) Borrower may incur other Debt in an aggregate outstanding principal amount not to exceed at any time One Million Dollars ($1,000,000.00) provided such Debt is not secured by a lien or security interest on any properties or assets of Borrower or any of its Subsidiaries (collectively, the “Permitted Indebtedness”).

7.2 Encumbrances. Create, incur, assume or suffer to exist any Encumbrance upon any of its properties or assets, whether now owned or hereafter acquired; provided, however, (a) RTL may grant liens on its real property located at 12515 Academy Ridge View, Colorado Springs, Colorado 80921 as security for the Permitted Indebtedness and all interest and other indebtedness related thereto;

and (b) the following additional Encumbrances shall be permitted: (i) Encumbrances for taxes not yet due and payable or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of Borrower or its Subsidiaries, as the case may be, in conformity with GAAP; (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Encumbrances arising in the ordinary course of business that are not overdue for a period of more than 30 days or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of Borrower or its Subsidiaries, as the case may be, in conformity with GAAP; (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation; (iv) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (v) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of Borrower or any of its Subsidiaries; (vi) liens and security interests securing any Purchase Money Obligations permitted under clause (a) of Section 7.1 hereof; and (vii) Encumbrances in existence on the date hereof listed on Schedule 7.2 hereto, provided that no such Encumbrance is spread to cover any additional property after the Closing Date and that the amount of Debt secured thereby is not increased (the items referred to in the immediately preceding clauses (a) and (b) collectively, the “Permitted Liens”).

7.3 Fundamental Changes. (a) Amend its Governance Documents by any amendment which would adversely affect Borrower’s ability to perform or comply with any of the terms, conditions or agreements to be performed or complied with by Borrower hereunder or under any other Loan Document or to perform any of the transactions contemplated hereby or thereby; (b) sell or otherwise transfer any equity interest in any of Borrower’s Subsidiaries; (c) convert its organizational form into another entity form or establish any new entity to perform the business or similar business of Borrower; or (d) reorganize, consolidate or merge with any other Person or purchase, lease, hold or acquire (whether by merger or otherwise or in one transaction or a series of related transactions) all or substantially all of the assets or equity securities of any other Person (each of the transactions in this clause (d), an “Investment”), except (i) any Borrower may consolidate or merge with any other Borrower; (ii) any Borrower may transfer its assets or properties to any other Borrower to the extent permitted under clause (iii) of Section 7.4 hereof and any Subsidiary may transfer its assets or properties to Borrower to the extent permitted under clause (iv) of Section 7.4 hereof; (iii) any Subsidiary of Borrower may merge or consolidate with Borrower provided that the Borrower is the surviving entity of such merger or consolidation; and (iv) other Investments in a Person other than Borrower or any of its Subsidiaries in an aggregate amount not to exceed Twenty Five Million and No/100 Dollars ($25,000,000.00) in any fiscal year of Borrower; provided, that, with respect to any Investment pursuant to this clause (iv), both before and immediately after giving effect to such Investment, Borrower shall be in compliance with the financial covenants set forth in Section 6.13 hereof on a pro forma basis (such pro forma calculation to be certified by the Chief Financial Officer of

Integral in a form reasonably satisfactory to the Lender and delivered to Lender at least ten (10) Business Days prior to the consummation of the proposed Investment). For purposes hereof, “pro forma basis” shall mean the recalculation of the financial covenants set forth in Section 6.13 hereof based on the pro forma historical financial information of Borrower and its Subsidiaries, on a consolidated basis, after giving effect to such Investment (a) as of the last day of Integral’s most recent fiscal year end, and (b) if applicable, as of the last day of the most recent interim fiscal quarter for which financial statements have been provided pursuant to clause (b) of Section 6.11 hereof, with any Debt which is retired in connection with such Investment to be excluded from such calculations and deemed to have been retired as of the first day of such applicable period, with income statement items and other balance sheet items (whether positive or negative) attributable to such Investment to be included in such pro forma calculations to the extent relating to any such applicable period and with such other adjustments as may be approved by the Lender. In addition, Borrower shall notify Lender in writing of the consummation of any Investment permitted under this Section promptly but in any event within two Business Days after the consummation thereof.

7.4 Transfer of Assets. Except as provided in Section 7.2 hereof, sell, lease, assign, pledge or otherwise dispose of any of its properties, stock or assets, whether now owned or hereafter acquired to any other person or entity; provided that (i) Borrower and its Subsidiaries may dispose of obsolete or worn out personal property in the ordinary course of business, (ii) Borrower and its Subsidiaries may sell inventory in the ordinary course of business; (iii) Borrower may sell, assign or otherwise transfer its property to any other Person included in the term “Borrower”; (iv) any Subsidiary of Borrower may sell, assign or otherwise transfer its property to Borrower; and (v) Borrower and its Subsidiaries may sell, assign or otherwise transfer property having an aggregate fair market value not in excess of Five Million Dollars ($5,000,000.00) in any fiscal year.

7.5 Loans. Make any loan or advance which, in the aggregate, would exceed Five Million and No/100 Dollars ($5,000,000.00), except (a) reasonable advances for business expenses of Borrower’s employees that would be reimbursable under Borrower’s existing expense reimbursement policy shall not be considered for purposes of determining the amount of outstanding loans or advances, (b) loans and advances permitted under clause (c) of the proviso in Section 7.1 hereof, and (c) loans and advances to a Subsidiary (other than a Domestic Subsidiary) of Borrower in an aggregate outstanding principal amount no to exceed at any time One Million Dollars ($1,000,000.00).

7.6 Repurchase of Securities. (a) Purchase, redeem or otherwise acquire any of the capital stock of Integral; provided, however, Integral may purchase, redeem or otherwise acquire any of the capital stock of Integral in an aggregate amount not to exceed Five Million and No/100 Dollars ($5,000,000.00); or (b) purchase, acquire, redeem, retire or make any payment of more than Five Million and No/100 Dollars ($5,000,000.00) on account of the principal of any indebtedness of Borrower or any of its Domestic Subsidiaries, except at the stated maturity of such indebtedness, and except payments of indebtedness incurred under this Agreement or any other Loan Document.

7.7 Use of Proceeds. Use, or allow the use of, the proceeds of the Revolving Loan for any purpose which would cause this Agreement to violate any Regulations of the Board of Governors of the Federal Reserve System; or for any purpose other than the purposes or purposes specified in Section 2.1(e) of this Agreement.

7.8 Other Agreements. Enter into any agreement or undertaking containing any provision which would be violated or breached by Borrower’s performance of its obligations under the Loan Documents.

7.9 Transactions with Affiliate. Except as specifically permitted by the terms of this Agreement, enter into any transaction, including, without limitation, the purchase, sale or exchange of property or the rendering of any service, with any Affiliate (other than Borrower), except in the ordinary course of and pursuant to the reasonable requirements of Borrower’s business and upon fair and reasonable terms no less favorable to Borrower than would be applicable in a comparable arm’s-length transaction with a Person not an Affiliate.

ARTICLE 8. Intentionally Omitted.

ARTICLE 9. EVENTS OF DEFAULT AND REMEDIES.

9.1 Events of Default. The occurrence of any one or more of the following events shall constitute an event of default hereunder (each an “Event of Default”). References to Borrower refer to each Person comprising the Borrower and any Event of Default occurring as to any Person comprising the Borrower shall constitute an Event of Default as to any other Person comprising the Borrower.

(a) Borrower shall fail to pay, when due (i) any sum payable under the Revolving Note on the Maturity Date, or (ii) any other sum under any Loan Document within five (5) days of the due date thereof; or

(b) Borrower shall fail to observe or perform any term, covenant or agreement contained in Sections 6.2 (with respect to corporate existence and the last sentence of such Section), 6.6, 6.7, 6.10, 6.11, 6.12, 6.13, 6.14, 6.15, 6.16, 6.17 or Article 7 of this Agreement; or

(c) Borrower shall fail to observe or perform any term, covenant or agreement contained in this Agreement or in any other Loan Document (other than those specified in clauses (a) and (b) of this Section and except any such failure resulting in the occurrence of a separate Event of Default described in this Section for which no notice of default or cure period applies) to be observed or performed on its part and such failure is not cured within thirty (30) days after the occurrence thereof; or

(d) any representation or warranty made by or on behalf of Borrower or any of its Subsidiaries herein or in any of the other Loan Documents which, in the Lender’s judgment, shall prove to have been materially incorrect or misleading in any respect on or as of any date as of which made; or

(e) an involuntary case or proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of Integral or any of its Subsidiaries or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Integral or any of its Subsidiaries or for a substantial part of its assets, and, in any such case, such proceeding or petition is not dismissed, discharged or vacated within sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered; or

(f) Integral or any of its Subsidiaries shall (i) voluntarily commence any case or proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (e) of this Section, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Integral or any of its Subsidiaries or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, or (vi) take any action for the purpose of effecting any of the foregoing; or

(g) any debarment of Borrower or any of its Subsidiaries from contracting with the Government; or

(h) Borrower shall admit in writing its inability or fail generally to pay its debts as they become due; or

(i) any Government Contract is terminated for default of Borrower or any of its Subsidiaries and such Government Contract, immediately prior to such termination, has potential remaining revenue to Borrower of at least Five Million Dollars ($5,000,000.00); or

(j) any of the following events or conditions shall occur: (1) any “accumulated funding deficiency,” as such term is defined in Section 302 of ERISA and Section 412 of the Code, whether or not waived, shall exist with respect to any Plan, or any lien shall arise on the assets of Integral or any of its Subsidiaries or any ERISA Affiliate in favor of the PBGC or a Plan; (2) a Termination Event shall occur with respect to a Single Employer Plan, which, in the Lender’s opinion, is likely to result in the termination of such Plan for purposes of Title IV of ERISA; (3) a Termination Event shall occur with respect to a Multiemployer Plan or Multiple Employer Plan, which in the Lender’s opinion, is likely to result in (i) the termination of such Plan for purposes of Title IV of ERISA, or

(ii) Integral or any of its Subsidiaries or any ERISA Affiliate incurring any liability in connection with a withdrawal from, reorganization of (within the meaning of Section 4241 of ERISA), or insolvency of (within the meaning of Section 4245 of ERISA) such Plan; or (4) any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary responsibility shall occur which may subject Integral or any of its Subsidiaries or any ERISA Affiliate to any liability under Section 406, 409, 502(i), or 502(l) of ERISA or Section 4975 of the Code, or under any agreement or other instrument pursuant to which Integral or any of its Subsidiaries or any ERISA Affiliate has agreed or is required to indemnify any person against any such liability; or

(k) With respect to any Debt in an aggregate principal amount then outstanding greater than or equal to One Million Dollars ($1,000,000.00) (other than Debt under the Loan Documents), Borrower (i) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) after giving effect to any applicable notice and cure periods, or (ii) after giving effect to any applicable notice and cure periods, fails to observe or perform any other agreement or condition relating to such Debt or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders or the beneficiary or beneficiaries of such Debt (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Debt to be demanded or to become due or to be purchased, repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to purchase, repurchase, prepay, defease or redeem such Debt to be made, prior to its stated maturity, or cash collateral in respect thereof to be demanded; or

(l) one or more judgments for the payment of money in an aggregate amount in excess of Two Million and No/100 Dollars ($2,000,000.00) (not covered by insurance where the carrier has not contested responsibility) shall be rendered against Integral or any of its Subsidiaries and the same shall remain undischarged for a period of thirty (30) consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any material assets of Integral or any of its Subsidiaries to enforce any such judgment; or

(m) any of the Loan Documents shall for any reason cease to be, or shall be asserted by any Person obligated thereunder not to be, a legal, valid and binding obligation of such Person.

9.2 Rights and Remedies of the Lender. Upon the occurrence of any Event of Default, the Lender may, at its option, exercise any one or more of the rights and remedies exercisable by the Lender under other provisions of this Agreement, under any of the other Loan Documents, or provided by applicable law. Without limiting the foregoing, upon the occurrence of (i) an Event of Default due to a breach of Section 6.12 of this Agreement, the Lender may, at its option, adjust the applicable interest rate under the Revolving Note and/or fees due and payable by Borrower under this Agreement or any other Loan Document to maintain Lender’s required rate of return, or (ii) any Event of Default, the Lender may, at its option, declare this Agreement and the Lender’s obligation to make or extend any Advances on the Revolving Loan or issue Letters of Credit to be terminated, require Borrower to provide cash collateral in an amount equal to the LOC Obligations and declare the entire unpaid principal amounts of the Revolving Loan, all interest accrued and unpaid thereon, and all other amounts payable under this Agreement and the other Loan Documents to be accelerated, and to be immediately due and payable (except that upon the occurrence of an Event of Default under Section 9.1(e) or Section 9.1(f), such acceleration shall occur automatically and immediately without any declaration or other action on the part of the Lender) whereupon the Lender’s obligation to make or extend any Advances on the Revolving Loan or issue Letters of Credit shall be automatically terminated, all such accrued interest and all such other amounts shall become and be immediately due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any of the other Loan Documents to the contrary notwithstanding.

ARTICLE 10. MISCELLANEOUS PROVISIONS.

10.1 Additional Actions and Documents. Borrower shall take or cause to be taken such further actions, shall execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and shall obtain such consents as may be necessary or as the Lender may reasonably request in order fully to effectuate the purposes, terms and conditions of this Agreement and the other Loan Documents, whether before, at or after the closing of transactions contemplated hereby and thereby or the occurrence of an Event of Default hereunder.

10.2 Expenses. Borrower shall, whether or not the transactions contemplated hereby are consummated, (i) reimburse the Lender and save the Lender harmless against liability for the payment of all reasonable out-of-pocket expenses arising in connection with the preparation, execution, delivery, administration, defense or enforcement of, or the preservation or exercise of any rights under, this Agreement or any of the other Loan Documents, including, without limitation, fees, costs and expenses of counsel to the Lender (including, without limitation, the fees, costs and expenses of Lender’s in-house counsel) and with respect to any arbitration fees, costs and expenses; and (ii) pay, and hold the Lender and each subsequent holder of the Note harmless from and against, any and all present and future stamp taxes or similar document taxes or recording taxes and any and all charges with respect to or resulting from any delay in paying, or failure to pay, such taxes.

10.3 Notices. All notices, demands, requests or other communications provided for herein or in the other Loan Documents shall be in writing and shall be deemed to be effective one (1) day after dispatch if sent by Federal Express or any other commercially recognized overnight delivery service or three (3) days after dispatch if sent by registered or certified mail, postage prepaid and return receipt requested, and addressed as follows:

If to Borrower:

Integral Systems, Inc.

5000 Philadelphia Way

Lanham, Maryland 20706

Attn: Chief Financial Officer

With a copy to:

Darius Mehraban

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

If to Lender:

Bank of America, N.A.

Commercial Banking

MD9-978-04-01

1101 Wootton Parkway, 4th Floor

Rockville, Maryland 20852

Attn: Michael D. Brannan, Senior Vice President

With a copy to:

James R. Schroll, Esquire

Bean, Kinney & Korman, P.C.

2300 Wilson Boulevard, 7th Floor

Arlington, Virginia 22201

Each party may designate by notice in writing a new address to which any notice, demand, request or communication thereafter may be so given, served or sent.

10.4 Severability. If fulfillment of any provision of the Loan Documents or performance of any transaction related thereto, at the time such fulfillment or performance shall be due, shall involve transcending the limit of validity prescribed by law, then the obligation to be fulfilled or performed shall be reduced to the limit of such validity; and if any clause or provision contained in any Loan Document operates or would operate prospectively to invalidate any Loan Document, in whole or in part, then such clause or provision only shall be held ineffective, as though not herein or therein contained, and the remainder of the Loan Documents shall remain operative and in full force and effect.

10.5 Survival. It is the express intention and agreement of the parties hereto that all covenants, agreements, statements, representations, warranties and indemnities made by Borrower in the Loan Documents shall survive the execution and delivery of the Loan Documents and the making of all Advances and extensions of credit thereunder.

10.6 Waivers. No waiver by the Lender of, or consent by the Lender to, a variation from the requirements of any provision of the Loan Documents shall be effective unless made in a written instrument duly executed on behalf of the Lender by its duly authorized officer, and any such waiver shall be limited solely to those rights or conditions expressly waived.

10.7 Rights Cumulative. The rights and remedies of the Lender described in any of the Loan Documents are cumulative and not exclusive of any other rights or remedies which the Lender otherwise would have at law or in equity or otherwise. No notice to or demand on Borrower in any case shall entitle Borrower to any other notice or demand in similar or other circumstances.

10.8 Entire Agreement; Modification; Benefit. This Agreement, the schedules and exhibits hereto, and the other Loan Documents constitute the entire agreement of the parties hereto with respect to the matters contemplated herein, supersede all prior oral and written agreements with respect to the matters contemplated herein, and may not be modified, deleted or amended except by written instrument executed by the parties. All terms of this Agreement and of the other Loan Documents shall be binding upon, and shall inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns; however, Borrower may not assign or transfer any of its rights or obligations hereunder without the prior written consent of the Lender. In the event of any conflict between the terms of this Agreement and the terms of the other Loan Documents, the terms of this Agreement shall control.

10.9 Setoff. In addition to any rights or remedies of the Lender provided by law, upon the occurrence of any Event of Default hereunder, the Lender is irrevocably authorized, at any time or times without prior notice to Borrower, to set off, appropriate and apply any and all deposits, credits, indebtedness or claims at any time held or owing by the Lender to or for the credit or the account of Borrower, in such amounts as the Lender may elect, against and on account of the obligations and liabilities of Borrower to the Lender hereunder or under any of the other Loan Documents, whether or not the Lender has made any demand for payment, and although such obligations and liabilities may be contingent or unmatured.

10.10 Governing Law; Construction. This Agreement and the other Loan Documents, the rights and obligations of the parties hereto, and any claims or disputes relating thereto shall be governed by and construed in accordance with the laws of the State of New York (excluding any choice of law rules thereof that would require the application of the laws of another jurisdiction). Each party hereto hereby acknowledges that all parties hereto participated equally in the negotiation and drafting of this Agreement and that, accordingly, no court construing this Agreement shall construe it more stringently against one party than against the other.

10.11 Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Person may require.

10.12 Headings. Article, section and subsection headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

10.13 Payments. If any payment or performance of any of the obligations under this Agreement or any of the other Loan Documents becomes due on a day other than a Business Day, the due date shall be extended to the next succeeding Business Day, and interest thereon (if applicable) shall be payable at the then applicable rate during such extension.

10.14 Accounting Terms. All accounting terms used herein which are not otherwise expressly defined in this Agreement shall have the meanings respectively given to them in accordance with GAAP in effect on the date of this Agreement. Except as otherwise provided herein, all financial computations made pursuant to this Agreement shall be made in accordance with GAAP, consistently applied, and all balance sheets and other financial statements shall be prepared in accordance with GAAP, consistently applied.

10.15 Execution. To facilitate execution, this Agreement and any of the other Loan Documents may be executed in as many counterparts as may be required; and it shall not be necessary that the signature of, or on behalf of, each party, or the signatures of all persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or the signatures of the persons required to bind any party, appear on one or more of the counterparts. All counterparts shall collectively constitute a single agreement. It shall not be necessary in making proof of this Agreement or any other Loan Document to produce or account for any particular number of counterparts; but rather any number of counterparts shall be sufficient so long as those counterparts contain the respective signatures of, or on behalf of, all of the parties hereto.

10.16 Consent to Jurisdiction. Subject to any provision of this Agreement requiring that disputes be submitted to arbitration, Borrower irrevocably consents to the exclusive jurisdiction of any state or federal court sitting in the State of Maryland over any suit, action, or proceeding arising out of or relating to this Agreement or the other Loan Documents. Borrower irrevocably waives, to the fullest extent permitted by law, any objection that Borrower may now or hereafter have to the laying of venue of any such suit, action, or proceeding brought in any such court, or any claim that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum. Final judgment in any such suit, action, or proceeding brought in any such court shall be conclusive and binding upon the Borrower.

10.17 Service of Process. Borrower consents to process being served in any suit, action or proceeding by mailing a copy thereof by registered or certified mail postage prepaid, return receipt requested, to the Borrower’s address specified in or designated in this Agreement. Borrower agrees that such service (i) shall be deemed in every respect effective service of process upon Borrower in any such suit, action or proceeding, and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to Borrower. Nothing in this Section shall affect the right of the Lender to serve process in any manner permitted by law, or limit any right that the Lender may have to bring proceedings against Borrower in the courts of any jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

10.18 Sale of Loan Documents; Disclosure of Information. Borrower hereby consents to and agrees that Lender may disclose to any Person any and all information connected with or related to the Revolving Loan or other Loan Documents (a) as may be required under applicable law, (b) as may be required by any government agency, tribunal, court or arbitrator, or (c) on a confidential basis, for the purpose of selling or assigning any rights of Lender in the Loan Documents. The information which may be disclosed by Lender (if permitted by the prior sentence) includes but is not limited to all Loan Documents, credit files and correspondence files and all other writings and oral communications which Lender wishes to disclose, in its sole and absolute discretion. Lender, with the consent of Borrower (which consent shall not be unreasonably withheld, conditioned or delayed), may sell or assign any rights of Lender in any or all of the Loan Documents to any Person; provided, however, no such consent of Borrower shall be required if and Event of default has occurred and is continuing.

10.19 ARBITRATION; WAIVER OF JURY TRIAL. This Section, including the subparagraphs below, is referred to as the “Dispute Resolution Provision.” This Dispute Resolution Provision is a material inducement for the parties hereto in entering into this Agreement and the other Loan Documents.

(a) This Dispute Resolution Provision concerns the resolution of any controversies or claims between the parties hereto, whether arising in contract, tort or by statute, including, but not limited to, controversies or claims that arise out of or relate to: (i) this Agreement (including any renewals, extensions or modifications), or (ii) any other Loan Document (collectively a “Claim”). For the purposes of this Dispute Resolution Provision only, the term “parties” shall include any parent corporation, subsidiary or affiliate of the Lender involved in the servicing, management or administration of any obligation described or evidenced by this agreement.

(b) At the request of any party to this Agreement, any Claim shall be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U.S. Code) (the “Act”). The Act will apply even though this Agreement or any other applicable Loan Document provides that it is governed by the law of a specified state.

(c) Arbitration proceedings will be determined in accordance with the Act, the then-current rules and procedures for the arbitration of financial services disputes of the American Arbitration Association or any successor thereof (“AAA”), and the terms of this Dispute Resolution Provision. In the event of any inconsistency, the terms of this Dispute Resolution Provision shall control. If AAA is unwilling or unable to (i) serve as the provider of arbitration, or (ii) enforce any provision of this Section, the Lender may designate another arbitration organization with similar procedures to serve as the provider of arbitration.

(d) The arbitration shall be administered by AAA and conducted, unless otherwise required by law, in Montgomery County, Maryland. All Claims shall be determined by one arbitrator; however, if Claims exceed Five Million Dollars ($5,000,000), upon the request of any party, the Claims shall be decided by three arbitrators. All arbitration hearings shall commence within ninety (90) days of the demand for arbitration and close within ninety (90) days of commencement and the award of the arbitrator(s) shall be issued within thirty (30) days of the close of the hearing. However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional sixty (60) days. The arbitrator(s) shall provide a concise written statement of reasons for the award. The arbitration award may be submitted to any court having jurisdiction to be confirmed and have judgment entered and enforced.

(e) The arbitrator(s) will give effect to statutes of limitation in determining any Claim and may dismiss the arbitration on the basis that the Claim is barred. For purposes of the application of any statutes of limitation, the service on AAA under applicable AAA rules of a notice of Claim is the equivalent of the filing of a lawsuit. Any dispute concerning this Section or whether a Claim is arbitrable shall be determined by the arbitrator(s), except as set forth in Section 10.19(i) of this Agreement. The arbitrator(s) shall have the power to award legal fees pursuant to the terms of this Agreement or any other Loan Document.

(f) The procedure described in this Section will not apply if the Claim, at the time of the proposed submission to arbitration, arises from or relates to an obligation to the Lender secured by real property. In any such case, all of the parties to this Agreement must consent to submission of the Claim to arbitration.

(g) To the extent any Claims are not arbitrated, to the extent permitted by law the Claims shall be resolved in court by a judge without a jury.

(h) This Dispute Resolution Provision does not limit the right of any party to: (i) exercise self-help remedies, such as but not limited to, setoff; (ii) initiate judicial or non-judicial foreclosure against any real or personal property collateral; (iii) exercise any judicial or power of sale rights, or (iv) act in a court of law to obtain an interim remedy, such as but not limited to, injunctive relief, writ of possession or appointment of a receiver, or additional or supplementary remedies. The filing of a court action is not intended to constitute a waiver of the right of any party, including the suing party, thereafter to require submittal of the Claim to arbitration or judicial reference.

(i) Any arbitration, judicial reference or trial by a judge of any Claim will take place on an individual basis without resort to any form of class or representative action (the “Class Action Waiver”). Regardless of anything else in this Dispute Resolution Provision, the validity and effect of the Class Action Waiver may be determined only by a court or referee and not by an arbitrator. The parties to this Agreement acknowledge that the Class Action Waiver is material and essential to the arbitration of any disputes between the parties and is nonseverable from the agreement to arbitrate Claims. If the Class Action Waiver is limited, voided or found unenforceable, then the parties’ agreement to arbitrate shall be null and void with respect to such proceeding, subject to the right to appeal the limitation or invalidation of the Class Action Waiver. The parties hereto acknowledge and agree that under no circumstances will a class action be arbitrated.

(j) By agreeing to binding arbitration or judicial reference, the parties hereto irrevocably and voluntarily waive any right they may have to a trial by jury as permitted by law in respect of any Claim. Furthermore, without intending in any way to limit this Dispute Resolution Provision, to the extent any Claim is not arbitrated or submitted to judicial reference, the parties irrevocably and voluntarily waive any right they may have to a trial by jury to the extent permitted by law in respect of such Claim. This waiver of jury trial shall remain in effect even if the Class Action Waiver is limited, voided or found unenforceable. WHETHER THE CLAIM IS DECIDED BY ARBITRATION, BY JUDICIAL REFERENCE, OR BY TRIAL BY A JUDGE, THE PARTIES AGREE AND UNDERSTAND THAT THE EFFECT OF THIS AGREEMENT IS THAT THEY ARE GIVING UP THE RIGHT TO TRIAL BY JURY TO THE EXTENT PERMITTED BY LAW.

10.20 Joint and Several Obligations. Each Person included in the term “Borrower” hereby irrevocably and unconditionally agrees that it is jointly and severally liable for all of the liabilities, obligations, covenants and agreements of the Borrower hereunder and under the other Loan Documents, whether now or hereafter existing or due or to become due. The obligations under the Loan Documents of any Person included in the term “Borrower” may be enforced by the Lender against any one or more of such Person or all of them in any manner or order selected by the Lender in its sole discretion. Each Person included in the term “Borrower” hereby irrevocably waives (i) any rights of subrogation, and (ii) any rights of contribution, indemnity or reimbursement, in each case, that such Person may acquire or that may arise against any other Person included in the term “Borrower” due to any payment or performance made under this Agreement or any other Loan Document, in each case until all obligations of the Borrower under this Agreement and the other Loan Documents are paid in full and performed, no Letter of Credit is outstanding and Lender has no obligation to make any further Advances or issue any Letters of Credit Obligations. Without limiting the foregoing provisions of this Section 10.20, each Person included in the term “Borrower” acknowledges and agrees that:

(a) its obligations under this Agreement and each other Loan Document shall remain enforceable against it even though such obligations may be unenforceable or not allowable against any other Person included in the term “Borrower” due to the existence of an insolvency proceeding involving such other Person;

(b) its obligations under this Agreement are independent of the obligations of each other Person included in the term “Borrower”, and a separate action or actions may be brought and prosecuted against it in respect of such obligations irrespective of whether any action is brought against any such other Person or any such other Person is joined in any such action or actions;

(c) it hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to, any or all of the following:

(i) any lack of validity or enforceability of this Agreement or any other Loan Document in respect of any other Person included in the term “Borrower”;

(ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the obligations of any other Person included in the term “Borrower” under or in respect of this Agreement or any other Loan Document, or any other amendment or waiver of or any consent to departure from this Agreement or any other Loan Document, in respect of any such other Person;

(iii) any change, restructuring or termination of the structure or existence of any other Person included in the term “Borrower”;

(iv) the failure of any other Person to execute or deliver any other agreement or the release or reduction of liability of any other Person with respect to any obligations of any Person included in the term “Borrower” under this Agreement or any other Loan Document; or

(v) unless the obligations of the Borrower under this Agreement and the other Loan Documents have been paid in full and performed, no Letter of Credit is outstanding and Lender has no obligation to make any further Advances or issue any Letters of Credit Obligations, any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by any other Person that might otherwise constitute a defense available to, or a discharge of, any other Person included in the term “Borrower”;

(d) its obligations under this Agreement and the other Loan Documents shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any such obligations is rescinded or must otherwise be returned by any Person upon the insolvency, bankruptcy or reorganization of any other Person included in the term “Borrower”, all as though such payment had not been made; and

(e) it hereby unconditionally and irrevocably waives any right to revoke its joint and several liability under the Loan Documents and acknowledges that such liability is continuing in nature and applies to all obligations of the Borrower under the Loan Documents, whether existing now or in the future.

10.21 Existing Loan Agreement. This Agreement amends and restates in its entirety the Existing Loan Agreement. Effective as of the date hereof, the Existing Loan Agreement shall be deemed terminated and of no further force and effect except with respect to those provisions that, pursuant to the terms and provisions of the Existing Loan Agreement, expressly survive the termination of the Existing Loan Agreement.

[signature pages follow]

IN WITNESS WHEREOF, Borrower and Lender have duly executed and delivered this Agreement as of the day and year first hereinabove set forth.

INTEGRAL SYSTEMS, INC., a Maryland corporation

By:	/s/ Alan W. Baldwin
Name:	Alan W. Baldwin
Title:	Chief Executive Officer

SAT CORPORATION, a California corporation

By:	/s/ Elaine M. Brown
Name:	Elaine M. Brown
Title:	Vice President and Chief Financial Officer

NEWPOINT TECHNOLOGIES, INC., a Delaware corporation

By:	/s/ Elaine M. Brown
Name:	Elaine M. Brown
Title:	Vice President and Chief Financial Officer

REAL TIME LOGIC, INC., a Colorado corporation

By:	/s/ Elaine M. Brown
Name:	Elaine M. Brown
Title:	Vice President and Chief Financial Officer

LUMISTAR, INC., a Maryland corporation

By:	/s/ Elaine M. Brown
Name:	Elaine M. Brown
Title:	Vice President and Chief Financial Officer

BANK OF AMERICA, N.A.

By:	/s/ Michael D. Brannan
Name:	Michael D. Brannan
Title:	Senior Vice President

Schedule 4.1

Subsidiaries

1. Subsidiaries of Integral:

None, except:

(a) SAT

(b) NTI

(c) RTL

(d) Lumistar

(e) Integral Systems Europe, a limited liability company (Form S.A.S) formed under the laws of France

2. Subsidiaries of SAT:

None.

3. Subsidiaries of NTI:

None.

4. Subsidiaries of RTL:

None.

5. Subsidiaries of Lumistar:

None.

Schedule 7.2

Permitted Encumbrances

Borrower	Secured Party	Financing Statement Number / Filing Date	Filing Office	Collateral Description
Integral Systems, Inc.	NationsBanc Leasing Corporation	181034830 / Filed 2/3/00, Continued 6/15/06	Maryland Dept. of Assessments and Taxation	Certain Equipment

Exhibit 6.11(g)

Form of Backlog Report

Attached